SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO-A

AMENDMENT NO. 1 TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CASA MUNRAS HOTEL PARTNERS, L.P.

(Name of Subject Company (Issuer))

John F. Rothman
Ronald A. Young
(Names of Filing Persons (Offerors))

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John F. Rothman
8885 Rio San Diego Drive, Suite 220
San Diego, CA 92108
(619) 297-4040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Jan Powers
Mitchell, Silberberg & Knupp LLP
11377 West Olympic Boulevard
Los Angeles, California 90064
(310) 312-3257

CALCULATION OF FILING FEE

Transaction
Valuation*	Amount of Filing Fee**

$200,000	$16.18

*	This calculation assumes the tender of 400 limited partnership units of Casa Munras Hotel Partners, L.P. for $500 cash per limited partnership unit.

**	The amount of the filing fee is calculated in accordance with SEC Release Nos. 33-8095 and 34-45842 at $80.90 per $1 million of transaction valuation (effective February 25, 2003).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16.18	Filing Party:	John F. Rothman and Ronald A. Young

Form or Registration No.:	Form TO-T No. 5-37576	Date Filed:	July 21, 2003

[_]	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[_]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[X]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Information Required Pursuant to Amendment to Schedule 13D:

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Rothman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		536
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		551
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
		536

	10	SHARED DISPOSITIVE POWER
		551

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1087

     John F. Rothman disclaims beneficial ownership of 551 Limited Partnership Units beneficially owned by Ronald A. Young. Mr. Rothman and Mr. Young do not share voting or dispositive power with respect to such Limited Partnership Units. In addition, while Mr. Rothman and Mr. Young do not intend to share ownership, voting or dispositive power with respect to additional Limited Partnership Units of the Subject Company they may acquire, John F. Rothman and Ronald A. Young may be considered a group for the purpose of the acquisition of Limited Partnership Units pursuant to the tender offer described herein.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%

14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald A. Young

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		551
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		536
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 551

	10	SHARED DISPOSITIVE POWER 536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1087

     Ronald A. Young disclaims beneficial ownership of 536 Limited Partnership Units beneficially owned by John F. Rothman. Mr. Young and Mr. Rothman do not share voting or dispositive power with respect to such Limited Partnership Units. In addition, while Mr. Young and Mr. Rothman do not intend to share ownership, voting or dispositive power with respect to additional Limited Partnership Units of the Subject Company they may acquire, Ronald A. Young and John F. Rothman may be considered a group for the purpose of the acquisition of Limited Partnership Units pursuant to the tender offer described herein.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%

14	TYPE OF REPORTING PERSON IN

     This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (as amended, the “Schedule TO”) filed by John F. Rothman and Ronald A. Young with the Securities and Exchange Commission on July 21, 2003. The Schedule TO is related to the offer by John F. Rothman and Ronald A. Young (together, the “Offerors”) to purchase up to 400 limited partnership units (“Units”) of Casa Munras Hotel Partners, L.P. (the “Partnership”) for $500 per Unit, in cash, without interest, less a one-time $35 transfer fee pursuant to the Partnership Agreement and subject to the terms and conditions set forth in the form of letter to Unit holders (the “July Letter to Unit Holders”), the Summary Term Sheet, the Offer to Purchase (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), each dated July 21, 2003, copies of which were previously filed, and as amended by the form of letter to Unit holders (the “Letter to Unit Holders”) and the Supplement dated August 28, 2003, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively (all of which, together with any additional amendments or supplements, collectively constitute the “Offer”).

Items 1 through 11.

     The information set forth in the July Letter to Unit Holders, the Summary Term Sheet, the Offer to Purchase and the related Letter of Transmittal, as amended by the Supplement dated August 28, 2003, is hereby expressly incorporated by reference in answer or partial answer with respect to Items 1 through 11 of Schedule TO.

Item 2. Subject Company Information.

     (a)  The name of the subject company is Casa Munras Hotel Partners, L.P., a California limited partnership (the “Subject Company”). The address and telephone number of the Subject Company’s principal executive offices is 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108, telephone (619) 297-4040.

     (b)  The subject class of equity securities to which this Tender Offer relates is limited partnership units of the Subject Company (the “Units”). As of June 30, 2003, 4,455 Units were issued and outstanding.

     (c)  The Units are not freely tradable and there is no established trading market.

Item 3. Identity and Background of Filing Person.

     JOHN F. ROTHMAN

(a)	John F. Rothman 4661 Arriba Drive Tarzana, California 91356 (818) 344-2894

Nature of Affiliation to Subject Company: Managing Member and 50% owner of Casa Munras GP, LLC, the General Partner of the Subject Company

     (c)(1) & (2)

John F. Rothman is a Managing Member and a 50% owner of Casa Munras GP, LLC, a limited liability company and General Partner of the Subject Company. In addition, Mr. Rothman is an independent investor and business consultant, primarily in the real estate and hotel industries, and currently acts as a consultant to Westland Hotel Corporation, which manages the Casa Munras Garden Hotel owned by the Subject Company and other hotel properties. Westland is wholly owned by Ronald A. Young, a Managing Member and 50% owner of the Subject Company’s General Partner. Since April 2003, Mr. Rothman has also been the sole shareholder of Royal Hotel Corporation and The Northstar Group, both of which have been involved in the operation of a hotel/casino located in Las Vegas, Nevada. The business address of Casa Munras GP, LLC and Westland Hotel Corporation is 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108, and the business address of each of the other entities is 4661 Arriba Drive, Tarzana, California 91356.

     (c)(3) None.

     (c)(4) None.

     (c)(5) United States of America.

     RONALD A. YOUNG

(a)	Ronald A. Young
8885 Rio San Diego Drive, Suite 220
San Diego, California 92108
(619) 297-4040
Nature of Affiliation to Subject Company: Managing Member and 50%
owner of Casa Munras GP, LLC, the General Partner of the Subject
Company

     (c)(1) & (2)

Ronald A. Young is a Managing Member and a 50% owner of Casa Munras GP, LLC, a limited liability company and General Partner of the Subject Company. In addition, Mr. Young is the President and Chief Executive Officer and the sole shareholder of Westland Hotel Corporation, which manages the Casa Munras Garden Hotel owned by the Subject Company and other hotel properties. The business address of each of these entities is 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108.

     (c)(3) None.

     (c)(4) None.

     (c)(5) United States of America.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)  The Offerors are each Managing Members and 50% owners of Casa Munras GP LLC, the General Partner of the Subject Company and, in that capacity, have a 1% interest in the profits, losses and distributions of the Subject Company, as well as contractual management and approval rights with respect to the Subject Company. In addition, the Agreement of Limited Partnership entitles the General Partner to certain subordinated fees upon a sale or disposition of the Casa Munras Garden Hotel (the “Hotel”), which is owned by the Subject Company. The Offerors are also each beneficial owners of Units and, in that capacity, participate in the profits, losses and distributions of Subject Company, and have certain voting and approval rights, on the same basis as other Unit holders.

          In addition, Westland Hotel Corporation (“Westland”), which is wholly owned by Ronald A. Young and for which John F. Rothman serves as a consultant, manages the Hotel. Under the terms of the management agreement, Westland is entitled to receive from the Subject Company: (a) a minimum management fee equal to 4% of room revenues and food and beverage sales (“Hotel Revenues”), payable monthly and adjusted at year-end, and (b) an incentive management fee, calculated and paid annually, equal to the lesser of (i) 12% of profits before debt service and depreciation, as defined in the agreement, and (ii) the excess of the Subject Company’s cash flow over an amount equal to 12% of the Partners’ then-invested capital, as defined. Proceeds of any sale or refinancing of the Hotel are not considered in computing the incentive management fee. Ronald A. Young and John F. Rothman have agreed that a portion of Westland’s net income (based upon a predetermined formula) will be paid to John F. Rothman for his consulting services. Such management fees to Westland totaled $247,628 in 2002 and $278,877 in 2001. Management fees paid to Westland in 2003 through July 31 were $126,836.

          During 2002 and 2001, Westland made available to the Subject Company various services in connection with the acquisition of furniture, fixtures, equipment and supplies for the Hotel, the procurement of insurance for the Hotel, and other administrative matters. Such services or goods were purchased by the Subject Company from Westland at its cost. For 2002 and 2001, $987,425 and $873,519, respectively, were paid or payable to Westland as reimbursement for such purchases. Westland made available to the Subject Company all trade discounts offered by vendors for early payment.

          During 2002 and 2001, Westland provided bookkeeping services to the Subject Company. The fee paid by the Subject Company to Westland for these services is computed by Westland by taking the total of all direct labor costs of providing bookkeeping services to the hotels it manages and allocating to the Subject Company a pro rata portion of such costs based on the ratio of the number of rooms in the Hotel to the number of rooms in all hotels managed by Westland. Westland also is entitled to reimbursement by the Subject Company of certain payroll related costs, administration expenses and professional fees, when incurred. The bookkeeping service fee and other reimbursable costs, expenses and fees paid or payable to Westland for 2002 and 2001 totaled $33,600 and $33,250, respectively.

     (b)  The Offerors have had no material negotiations, transactions or material contracts during the past two years with the Subject Company and its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Subject Company’s securities, or sale or other transfer of a material amount of assets of the Subject Company. The Offerors have, however, from time to time, acquired Units on an unsolicited or privately negotiated basis for investment and to provide liquidity to Unit holders of the Subject Company who seek sale of their Units.

Item 6. Purposes of the Transaction and Plans or Proposals.

          (a) The Offerors determined to make the tender offer in response to a tender offer by MacKenzie Patterson Inc. and affiliates that the Subject Company and the Offerors believe was grossly undervalued to Unit holders. In addition, the Offerors have, from time to time, acquired Units on an unsolicited or privately negotiated basis for investment and to provide liquidity to Unit holders of the Subject Company who seek sale of their Units. In addition, the Offerors believe that the Units are a good investment and are making the Offer with a view toward making a profit.

          (c) The Offerors are not aware of any plans, proposals or negotiations that relate to or would result in (i) any merger, reorganization, liquidation or other extraordinary transaction involving the Subject Company, (ii) any purchase, sale or transfer of a material amount of assets of the Subject Company, (iii) any material change in the current distribution policy of the Subject Company; (iv) any change in the management of the Subject Company or to any material term of the employment contract of any executive officer of the Subject Company, or (v) any material change in the Subject Company’s partnership structure or business.

          The Subject Company has no class of equity securities listed on a national exchange or quoted on a national quotation system. Although the Offerors have no current plans, proposals or negotiations and are not aware of any current plans, proposals or negotiations that would result in a termination of registration of the Units pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”), and the current tender offer will not result in such termination, it is possible that the Subject Company could become eligible for such termination in the future, or that the Subject Company or an affiliate could make a future tender offer of Units pursuant to the requirements of the Act that would result in the Subject Company going private.

Item 8. Interest in Securities of the Subject Company.

          (a) The Offerors are the beneficial owners of the following securities in the Subject Company:

Name and Address	Number of Units Held		Percentage of Outstanding Units

John F. Rothman	1087	(1)	24.3%	(3)
4661 Arriba Drive Tarzana, California 91356

Ronald A. Young	1087	(2)	24.3%	(3)
8885 Rio San Diego Drive Suite 220 San Diego, California 92108

(1)	Of these Units, 44 are held directly and 492 are held through JGS Family Limited Partnership, of which John F. Rothman is the General Partner. John F. Rothman disclaims beneficial ownership of 551 Limited Partnership Units beneficially owned by Ronald A. Young. Mr. Rothman and Mr. Young do not share voting or dispositive power with respect to such Limited Partnership Units.

(2)	Ronald A. Young disclaims beneficial ownership of 536 Limited Partnership Units beneficially owned by John F. Rothman. Mr. Young and Mr. Rothman do not share voting or dispositive power with respect to such Limited Partnership Units.

(3)	Casa Munras GP, LLC, of which John F. Rothman and Ronald A. Young are Managing Members and 50% owners, is entitled to a 1% interest in the profits, losses and distributions of the Subject Company pursuant to the Subject Company’s Agreement of Limited Partnership.

          (b) To the knowledge of the Offerors, no transactions in the Units have been effected during the past 60 days by the Offerors, the Subject Company or any executive officer, director, affiliate or subsidiary of the Subject Company.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     No person has been employed, retained or compensated to make solicitations or recommendations in connection with the tender offer described herein. Jackie Smith, an employee of Westland Hotel Corporation, which is wholly owned by Ronald A. Young, has been asked to respond on behalf of the Offerors to administrative (but not substantive) questions or requests for assistance in completing documents included in the Letter of Transmittal. Neither Ms. Smith nor any other person was employed for the purpose of assisting in the tender offer, and Ms. Smith is receiving no additional or special compensation for her administrative assistance in connection with the tender offer.

Item 10. Financial Statements.

     Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Cover Letter to Supplement

(a)(1)(B)	Supplement to Offer to Purchase

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN F. ROTHMAN

John F. Rothman

/s/ RONALD A. YOUNG

Ronald A. Young

Dated: August 28, 2003